VIA EDGAR

January 26, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palisade Bio, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-276315

Ladies and Gentlemen:

On December 29, 2023, Palisade Bio, Inc. (the “Company”), a Delaware corporation, filed a Registration Statement on Form S-1 (File No. 333-276315) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of the Company’s common shares in connection with its proposed public offering of securities. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may, upon consideration of its financing needs and options, undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

If you have questions regarding this request, please contact the Company’s legal counsel, Raul Silvestre, Esq., of Silvestre Law Group, P.C., at +818-597-7552 or via email at rsilvestre@silvestrelaw.com. Thank you for your assistance with this matter.

Sincerely,

Palisade Bio, Inc.

/s/ JD Finley
JD Finley
Chief Executive Officer and Director